                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                             Computer Horizons Corp.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    205908106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

------------------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 2 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                  CRESCENDO PARTNERS II, L.P., SERIES R
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,401,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,401,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,401,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 3 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,401,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,401,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,401,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 4 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,401,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,401,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,401,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 5 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             F. ANNETTE SCOTT FLORIDA TRUST
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  333,996
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               333,996
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    333,996
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 6 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 RICHARD L. SCOTT FLORIDA TRUST
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  305,481
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               305,481
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    305,481
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 7 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           SCOTT FAMILY FLORIDA PARTNERSHIP TRUST
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  185,523
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               185,523
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    185,523
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 8 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   RICHARD L. SCOTT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  333,996
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               333,996
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    333,996
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 9 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEPHEN T. BRAUN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  491,004
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               491,004
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    491,004
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 10 of 26 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           THE COMPUTER HORIZONS FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  3,226,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,226,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,226,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 11 of 26 Pages
---------------------                                      ---------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares of the Common Stock, par value $.10
(the "Shares"),  of Computer  Horizons Corp. (the "Issuer").  The address of the principal executive offices of the Issuer is 49 Old Bloomfield Avenue,  Mountain
Lakes, New Jersey 07046-1495.

Item 2.     Identity and Background.
            -----------------------

            (a) This statement is filed by Crescendo  Partners II, L.P.,  Series
R,  a  Delaware  limited  partnership   ("Crescendo   Partners  II"),  Crescendo
Investments  II,  LLC,  a  Delaware  limited   liability   company   ("Crescendo
Investments II"), Eric Rosenfeld,  F. Annette Scott Florida Trust ("FAS Trust"),
Richard L. Scott Florida Trust ("RLS Trust"),  Scott Family Florida  Partnership
Trust  ("Family  Trust"),  Richard L. Scott,  Stephen T. Braun and The  Computer
Horizons  Full Value  Committee  (the  "Committee").  Each of the  foregoing  is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Each of the  Reporting  Persons  is  party  to that  certain  Joint  Filing  and
Solicitation  Agreement  as  further  described  in  Item  6.  Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

            Crescendo  Investments  II  is  the  general  partner  of  Crescendo
Partners II. The managing member of Crescendo  Investments II is Eric Rosenfeld.
By virtue of his position with Crescendo  Investments II, Mr.  Rosenfeld has the sole  power  to vote and  dispose  of the  Issuer's  Shares  owned by  Crescendo
Partners II.

            Mr. Scott is the trustee of FAS Trust and has the sole power to vote and dispose of the Issuer's Shares owned by FAS Trust.

            Mr.  Braun is the trustee of RLS Trust and Family  Trust and has the sole power to vote and  dispose of the  Issuer's  Shares  owned by RLS Trust and
Family Trust.

            The  Committee  is  composed of  Crescendo  Partners  II,  Crescendo
Investments II, Mr. Rosenfeld, FAS Trust, RLS Trust, Family Trust, Mr. Scott and
Mr.  Braun.  The  Committee  is  not a  business  entity  and  has no  place  of organization.

            (b)  The  principal  business  address  of  Crescendo  Partners  II,
Crescendo  Investments II and Mr. Rosenfeld is 10 East 53rd Street,  35th Floor,
New York, New York 10022.

            The principal business address of FAS Trust, RLS Trust, Family Trust and Mr.  Scott is 700 11th  Street S,  Suite 101,  Naples,  Florida  34102.  The
principal  business  address of Mr. Braun is c/o Boult Cummings Conners & Berry,
PLC, 1600 Division Street, Suite 700, Nashville, Tennessee 37203.

            (c) The principal  business of Crescendo Partners II is investing in securities.  The principal business of Crescendo Investments II is acting as the general  partner of  Crescendo  Partners  II. The  principal  occupation  of Mr.

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 12 of 26 Pages
---------------------                                      ---------------------

Rosenfeld is serving as the managing  member of Crescendo  Investments II and as the managing member of the general partner of Crescendo  Partners,  L.P.,  whose principal business is investing in securities.

            The principal  occupation  of Mr. Scott is investing in  securities.
The principal  occupation of Mr. Braun is serving as a member of the law firm of
Boult Cummings Conners & Berry, PLC.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Rosenfeld,  Scott and Braun are  citizens of the United
States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The  aggregate  purchase  price  of the  2,401,600  Shares  owned by
Crescendo Partners II is $7,820,236, including brokerage commissions. The Shares owned by Crescendo Partners II were acquired with partnership funds.

            The  aggregate  purchase  price of the 333,996  Shares  owned by FAS
Trust is $1,139,242,  including brokerage  commissions.  The Shares owned by FAS
Trust were acquired with trust funds.

            The  aggregate  purchase  price of the 305,481  Shares  owned by RLS
Trust is $1,070,486,  including brokerage  commissions.  The Shares owned by RLS
Trust were acquired with trust funds.

            The aggregate  purchase  price of the 185,523 Shares owned by Family
Trust is $781,189,  including brokerage commissions.  The Shares owned by Family
Trust were acquired with trust funds.

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 13 of 26 Pages
---------------------                                      ---------------------

on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            The  Reporting  Persons  believe the proposed  merger  involving the
Issuer and Analysts International Corporation is not in the best interest of the
Issuer's  shareholders.  The  Reporting  Persons  intend to solicit the Issuer's shareholders  to vote against the  Issuer's  proposals  in  connection  with the merger to be submitted  to a vote of the  shareholders  at a special  meeting of shareholders  scheduled to be held on August 12, 2005 (the  "Special  Meeting").
The  Reporting  Persons  also  currently  intend  to  exercise  their  rights as shareholders  of the  Issuer in  accordance  with the  Issuer's  by-laws to send notice to the Issuer for a special  meeting of  shareholders  for the purpose of removing up to all of the existing  directors  serving on the Issuer's Board and replacing them with the Reporting Persons' own slate of director  nominees.  The
Reporting  Persons  have  not yet  determined  the  slate  of  candidates  to be nominated.  The  Reporting  Persons  intend  to have  discussions  with  various individuals in order to determine the full  composition of its proposed slate of nominees.  The Reporting  Persons reserve the right to bring other matters to be voted upon at the special  meeting  although the Reporting  Persons have not yet determined to specifically request consideration of other matters at the special meeting.

            On July 22,  2005,  Crescendo  Partners II delivered a letter to the
Issuer requesting,  pursuant to Section 624 of the New York Business Corporation
Law, a complete list of the Issuer's shareholders and other corporate records in
order  to  allow  the  Reporting   Persons  to  communicate  with  the  Issuer's
shareholders  regarding the Issuer's  proposals in connection  with the proposed merger  involving  the  Issuer  and  Analysts  International  Corporation  to be
submitted to a vote of the shareholders at the Special  Meeting.  A copy of this letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule  13D except as set forth in this  Schedule  13D or such as would occur upon completion of any of the actions  discussed above.  Each of the
Reporting  Persons  intends  to review  his/its  investment  in the  Issuer on a continuing  basis and engage in discussions with management and the Board of the
Issuer  concerning  the  business,  operations  and future  plans of the Issuer.
Depending  on  various  factors  including,  without  limitation,  the  Issuer's financial  position  and  investment  strategy,  the price levels of the Shares,
conditions  in  the  securities   markets  and  general  economic  and  industry
conditions,  each of the  Reporting  Persons may in the future take such actions with  respect to his/its  investment  in the Issuer as he/it  deems  appropriate including, without limitation, seeking Board representation, making proposals to the Issuer  concerning  changes to the  capitalization,  ownership  structure or operations of the Issuer,  purchasing additional Shares,  selling some or all of his/its  Shares,  engaging  in  short  selling  of or  any  hedging  or  similar transaction  with  respect  to the Shares or  changing  his/its  intention  with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  31,261,885  Shares  outstanding,  which is the total number of Shares  reported to be outstanding in the Issuer's  Amendment No. 1 to the  Registration  Statement  on Form  S-4,  as filed  with the  Securities  and

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 14 of 26 Pages
---------------------                                      ---------------------

Exchange  Commission  on July 11,  2005,  less  1,896,220  treasury  shares  the
Reporting  Persons believe have been improperly  deemed to be outstanding by the
Issuer.

            As of the close of business on July 21, 2005,  Crescendo Partners II beneficially  owned 2,401,600  Shares,  constituting  approximately  7.7% of the
Shares  outstanding.  As the general partner of Crescendo Partners II, Crescendo
Investments II may be deemed to beneficially  own the 2,401,600  Shares owned by
Crescendo   Partners  II,   constituting   approximately   7.7%  of  the  Shares
outstanding.  As the managing member of Crescendo  Investments II, which in turn is the general partner of Crescendo  Partners II, Mr. Rosenfeld may be deemed to
beneficially  own  the  2,401,600   Shares  owned  by  Crescendo   Partners  II,
constituting  approximately  7.7% of the Shares  outstanding.  Mr. Rosenfeld has sole voting and dispositive  power with respect to the 2,401,600 Shares owned by
Crescendo  Partners  II by virtue of his  authority  to vote and dispose of such
Shares. Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the  Shares  held by  Crescendo  Partners  II,  except to the extent of their pecuniary interest therein.

            As of the close of business on July 21, 2005, FAS Trust beneficially owned 333,996 Shares, constituting approximately 1.1% of the Shares outstanding,
RLS Trust beneficially owned 305,481 Shares,  constituting approximately 1.0% of the Shares  outstanding,  and Family Trust  beneficially  owned 185,523  Shares, constituting  approximately 0.6% of the Shares  outstanding.  Mr. Scott has sole voting and  dispositive  power with  respect to the 333,996  Shares owned by FAS
Trust, constituting approximately 1.1% of the Shares outstanding.  Mr. Braun has sole  voting and  dispositive  power with  respect to the  aggregate  of 491,004
Shares owned by RLS Trust and Family Trust,  constituting  approximately 1.6% of the Shares outstanding.

            (b) By virtue of his position  with  Crescendo  Investments  II, Mr.
Rosenfeld  has the sole power to vote and  dispose  of the  Shares  beneficially owned by Crescendo Partners II reported in this Schedule 13D.

            As trustee of FAS  Trust,  Mr.  Scott has the sole power to vote and dispose of the Shares  beneficially owned by FAS Trust reported in this Schedule
13D. As trustee of RLS Trust and Family  Trust,  Mr. Braun has the sole power to vote and dispose of the Shares  beneficially owned by RLS Trust and Family Trust reported in this Schedule 13D. Mr. Braun disclaims  beneficial  ownership of the
Shares beneficially owned by RLS Trust and Family Trust.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 15 of 26 Pages
---------------------                                      ---------------------

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.
            --------------------------------------------------------------------

            On July 22, 2005,  Crescendo Partners II, Crescendo  Investments II,
Eric Rosenfeld, FAS Trust, RLS Trust, Family Trust, Richard L. Scott and Stephen
T.  Braun   (collectively,   the  "Group")  entered  into  a  Joint  Filing  and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the securities of the Issuer to the extent required under  applicable securities  laws, (b) the parties agreed not to, directly or indirectly,  offer, sell,  dispose of,  transfer or hypothecate any securities of the Issuer without the prior written consent of all the parties, (c) the parties agreed to form the
Committee  for  the  purpose  of  soliciting  proxies  or  written  consents  in opposition to the Issuer's proposals in connection with the merger involving the
Issuer and Analysts International  Corporation as well as in connection with the proposed calling of a special meeting of shareholders to remove up to all of the existing  directors  serving on the Issuer's  Board and replacing  them with new directors,  and voting in favor of and soliciting proxies or written consents in favor of such proposals, and (d) Crescendo Partners II, FAS Trust, RLS Trust and
Family Trust agreed to pay directly all expenses incurred in connection with the
Group's  activities  on a pro rata basis  based on the number of Shares  held by such entities on the date thereof.  A copy of this agreement is attached  hereto as Exhibit 2 and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.    Letter  from  Crescendo  Partners  II,  L.P.,  Series R to the
                  Corporate Secretary of Computer Horizons Corp., dated July 22,
                  2005,  requesting  a  shareholders  list and  other  corporate records.

            2.    Joint  Filing  Agreement by and among  Crescendo  Partners II,
                  L.P., Series R, Crescendo Investments II, LLC, Eric Rosenfeld,
                  F.  Annette  Scott  Florida  Trust,  Richard L. Scott  Florida
                  Trust,  Scott Family  Florida  Partnership  Trust,  Richard L.
                  Scott and Stephen T. Braun, dated July 22, 2005.

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 16 of 26 Pages
---------------------                                      ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2005                     CRESCENDO PARTNERS II, L.P., SERIES R

                                         By: Crescendo Investments II, LLC
                                             General Partner

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name:  Eric Rosenfeld
                                         Title: Managing Member

                                         CRESCENDO INVESTMENTS II, LLC

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name:  Eric Rosenfeld
                                         Title: Managing Member

                                         /s/ Eric Rosenfeld
                                         --------------------------------------
                                         ERIC ROSENFELD

                                         F. ANNETTE SCOTT FLORIDA TRUST

                                         By:  /s/ Richard L. Scott
                                              ----------------------------------
                                         Name:  Richard L. Scott
                                         Title: Trustee

                                         RICHARD L. SCOTT FLORIDA TRUST

                                         By: /s/ Stephen T. Braun
                                             -----------------------------------
                                         Name:  Stephen T. Braun
                                         Title: Trustee

                                         SCOTT FAMILY FLORIDA PARTNERSHIP TRUST

                                         By: /s/ Stephen T. Braun
                                             -----------------------------------
                                         Name:  Stephen T. Braun
                                         Title: Trustee

                                         /s/ Richard L. Scott
                                         ---------------------------------------
                                         RICHARD L. SCOTT

                                         /s/ Stephen T. Braun
                                         ---------------------------------------
                                         STEPHEN T. BRAUN

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 17 of 26 Pages
---------------------                                      ---------------------

                                   SCHEDULE A
                                   ----------
               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock             Price Per                 Date of
   Purchased/(Sold)                Share($)              Purchase/(Sale)
   ----------------                --------              ---------------

                      CRESCENDO PARTNERS II, L.P., SERIES R
                      -------------------------------------
       23,100                      2.9016                     5/31/05
      174,000                      3.0155                     6/01/05
         (200)                     3.0250                    (6/01/05)
       25,000                      2.9939                     6/02/05
       23,400                      3.0342                     6/03/05
       49,600                      3.0488                     6/06/05
       15,900                      3.0500                     6/07/05
      182,600                      3.0582                     6/08/05
       12,500                      3.0499                     6/08/05
        8,900                      3.0500                     6/09/05
      223,300                      3.0996                     6/10/05
       33,400                      3.1272                     6/13/05
       (2,000)                     3.3800                    (6/16/05)
      575,000                      3.4000                     6/17/05
      100,000                      3.3987                     6/20/05
      194,000                      3.0821                     7/13/05
      400,000                      3.3100                     7/15/05
       40,000                      3.3300                     7/19/05
       21,300                      3.2843                     7/20/05
      200,000                      3.3923                     7/21/05
      101,800                      3.4000                     7/21/05

                          CRESCENDO INVESTMENTS II, LLC
                          -----------------------------
                                      None

                                 ERIC ROSENFELD
                                 --------------
                                      None

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 18 of 26 Pages
---------------------                                      ---------------------

Shares of Common Stock             Price Per                 Date of
   Purchased/(Sold)                Share($)              Purchase/(Sale)
   ----------------                --------              ---------------

                         F. ANNETTE SCOTT FLORIDA TRUST
                         ------------------------------
     (300,000)                     3.3100                    (7/15/05)
       30,000                      3.3500                     7/15/05
       54,000                      3.3575                     7/15/05
      105,137                      3.3870                     7/18/05
       66,819                      3.3893                     7/18/05
       36,814                      3.3359                     7/19/05
       20,030                      3.3920                     7/21/05

                         RICHARD L. SCOTT FLORIDA TRUST
                         ------------------------------
      172,000                      3.0500                     6/08/05
     (172,000)                     3.0600                    (6/08/05)
     (100,000)                     3.3100                    (7/15/05)
      250,000                      3.3000                     7/19/05

                     SCOTT FAMILY FLORIDA PARTNERSHIP TRUST
                     --------------------------------------
                                      None

                                RICHARD L. SCOTT
                                ----------------
                                      None

                                STEPHEN T. BRAUN
                                ----------------
                                      None

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 19 of 26 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX

      Exhibit                                                           Page
      -------                                                           ----

1.    Letter from  Crescendo  Partners II, L.P.,  Series R to the       20 to 23
      Corporate  Secretary of Computer Horizons Corp., dated July
      22,  2005,   requesting  a  shareholders   list  and  other
      corporate records.

2.    Joint Filing Agreement by and among Crescendo  Partners II,       24 to 26
      L.P.,  Series  R,  Crescendo   Investments  II,  LLC,  Eric
      Rosenfeld, F. Annette Scott Florida Trust, Richard L. Scott
      Florida  Trust,  Scott Family  Florida  Partnership  Trust,
      Richard L. Scott and Stephen T. Braun, dated July 22, 2005.

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 20 of 26 Pages
---------------------                                      ---------------------

                      CRESCENDO PARTNERS II, L.P., SERIES R
                         10 EAST 53RD STREET, 35TH FLOOR
                            NEW YORK, NEW YORK 10022

                                                    July 22, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495
Attn: Corporate Secretary

Dear Sir:

            Crescendo  Partners II,  L.P.,  Series R  ("Crescendo"),  a Delaware
limited partnership, is the record owner of 2,000 shares and beneficial owner of
2,401,600  shares (the  "Shares") of common  stock,  $.10 par value (the "Common
Stock"), of Computer Horizons Corp., a New York corporation (the "Company"),  as of the close of business on July 21, 2005.

            As the record and  beneficial  owner of the Shares as stated  above,
Crescendo hereby  requests,  on its behalf as well as on behalf of certain other persons  who are  beneficial  holders  of shares  of  Common  Stock and named as
Reporting  Persons in that certain Schedule 13D (the "Schedule  13D"),  filed by
Crescendo,  among others, on July 22, 2005 with respect to beneficial  ownership of shares of Common  Stock,  pursuant  to Section  624 of the New York  Business
Corporation  Law, during the usual hours for business,  to inspect the following books,  records  and  documents  of the  Company  and to make copies or extracts therefrom:

                        (a) A  complete  record  or list of the  holders  of the
            Common Stock,  certified by the Company's  transfer  agent(s) and/or registrar(s),  showing  the  name,  address  and  number  of  shares registered in the name of each such holder, as of June 24, 2005, the record date  established  for the special meeting of shareholders of the Company  scheduled to be held on August 12,  2005,  or any other record date that may be established  for the special  meeting or any other meeting of  shareholders  held in lieu thereof (any such date,
            the   "Record   Date")   and   any   adjournments,    postponements,
            reschedulings or continuations thereof (the "Special Meeting");

                        (b) A magnetic  computer  tape list or other  electronic
            medium of the  holders  of the Common  Stock as of the Record  Date, showing  the name,  address and number of shares  registered  in the name  of each  such  holder;  such  computer  processing  data as is necessary for Crescendo to make use of such magnetic  computer tape;
            and a  hard  copy  printout  of  such  magnetic  computer  tape  for verification purposes;

                        (c) A stop  list or stop  lists  relating  to  shares of
            Common Stock of the Company and any additions or deletions  thereto.
            Any daily transfer sheets after the Record Date;

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 21 of 26 Pages
---------------------                                      ---------------------

                        (d) All  information  in the  Company's  or its transfer
            agent's  possession,  or  which  can  reasonably  be  obtained  from nominees  of any  central  certificate  depository  systems or their
            nominees,   brokers,  dealers,  banks,  respondent  banks,  clearing
            agencies,  voting  trusts  and  their  nominees  or other  nominees, concerning  the number,  identity  of, and shares held by the actual beneficial  owners  of  the  Common  Stock  as of the  Record  Date,
            including  an   alphabetical   breakdown  of  any  holdings  in  the
            respective  names of Cede & Co. and other  similar  depositories  or nominees as well as any material  request list provided by Automatic
            Data  Processing-Investor  Communications  Services  and any omnibus proxies issued by such entities;

                        (e) All information in or which comes into the Company's
            possession  or  which  can  reasonably  be  obtained  from  brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting  beneficial owners of the Common Stock in the  format of a magnetic  computer  tape,  cartridge  file or other electronic  medium of such  owners  showing  the name,  address  and number of shares  registered  in the name of each such  owner;  such computer  processing  data as is necessary for Crescendo to make use of  such  magnetic  computer  tape  or  cartridge;  and a hard  copy
            printout  of  such   magnetic   computer   tape  or  cartridge   for
            verification  purposes (such information with respect to brokers and dealers is readily  available to the Company under Rule 14b-1 of the
            Securities  Exchange Act of 1934, as amended (the  "Exchange  Act"), from ADP Proxy Services);

                        (f) All "respondent  bank" lists and omnibus proxies for
            such lists, pursuant to Rule 14b-2 of the Exchange Act;

                        (g) A list  of  shareholders  of  the  Company  who  are
            participants  in  any  Company  employee  stock   ownership,   stock
            purchase,  stock option,  retirement,  restricted stock,  incentive, profit sharing,  dividend  reinvestment or any similar plan in which voting of Common  Stock  under the plan is  controlled,  directly or
            indirectly,   individually   or   collectively,   by   such   plan's
            participants,  showing  (i)  the  name  and  address  of  each  such participant,  (ii) the number of shares of Common Stock attributable to each such  participant  in any such plan, and (iii) the method by which  shareholders  or its  agents may  communicate  with each such participant,  as well as the  name,  firm and  phone  number  of the trustee or administrator of such plan, and a detailed explanation of
            the   treatment  not  only  of  shares  for  which  the  trustee  or administrator  receives  instructions  from  participants,  but also shares for which either they do not receive  instructions  or shares which  are  outstanding  in the  plan  but  are  unallocated  to any participant; and

                        (h) A correct  and  complete  copy of the  bylaws of the
            Company.

            Crescendo demands that modifications,  additions or deletions to any and all  information  referred to in paragraphs  (a) through (h) be  immediately furnished as such modifications,  additions or deletions become available to the
Company or its agents or representatives.

            Crescendo  will bear the  reasonable  costs  incurred by the Company including those of its transfer  agent(s) or registrar(s) in connection with the production of the information demanded.

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 22 of 26 Pages
---------------------                                      ---------------------

            The  purpose  of this  demand  is to  enable  Crescendo,  as well as certain other persons who are  beneficial  holders of shares of Common Stock and named  as  Reporting  Persons  in the  Schedule  13D,  to  communicate  with the
Company's  shareholders regarding the Company's proposals in connection with the proposed merger involving the Company and Analysts International  Corporation to
be submitted to a vote of the shareholders at the Special Meeting.

            Crescendo hereby designates and authorizes  Steven Wolosky,  Adam W.
Finerman and Ron S. Berenblat of Olshan Grundman Frome Rosenzweig & Wolosky LLP,
and Dan  Burch and Mark  Harnett  of  MacKenzie  Partners,  Inc.,  and any other persons designated by them, acting singly or in any combination,  to conduct the inspection and copying herein  requested.  It is requested that the  information identified above be made available to the designated parties by July 29, 2005.

                                         Very truly yours,

                                         CRESCENDO PARTNERS II, L.P., SERIES R

                                         By: Crescendo Investments II, LLC
                                             its General Partner

                                         By:  /s/ Eric Rosenfeld
                                              ---------------------
                                              Eric Rosenfeld
                                              Managing Member

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 23 of 26 Pages
---------------------                                      ---------------------

State of New York       )
                        )  ss:
County of New York      )

            ERIC  ROSENFELD,  being  sworn,  states:  I executed  the  foregoing letter,  and the  information  and  facts  stated  therein  regarding  the share ownership  of  Crescendo  Partners  II,  L.P.,  Series R and the purpose of this demand for  inspection  are true and  correct.  Such  inspection  is  reasonably related  to  the  interest  of  Crescendo  Partners  II,  L.P.,  Series  R  as a
shareholder  and is not  desired  for a purpose  which is in the  interest  of a business or object other than the business of Computer  Horizons  Corp.  Neither
Crescendo  Partners II, L.P., Series R nor any of its affiliates has within five years sold or offered for sale any list of  shareholders  of any  corporation of any type or kind, whether or not formed under the laws of the State of New York, or aided or abetted any person in procuring any such record of shareholders  for any such purpose.

                                              /s/ Eric Rosenfeld
                                              --------------------------------
                                              Eric Rosenfeld

Subscribed and sworn to before me
this 22nd day of July, 2005.

/s/ Eric M. Kogan
---------------------------
        Notary Public

My commission expires: June 16, 2007
                       -------------

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 24 of 26 Pages
---------------------                                      ---------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

            WHEREAS,  certain of the  undersigned  are  stockholders,  direct or beneficial, of Computer Horizons Corp., a New York corporation (the "Company");

            WHEREAS,  Crescendo  Partners II, L.P., Series R, a Delaware limited partnership  ("Crescendo  Partners"),  Crescendo Investments II, LLC, a Delaware
limited liability company, Eric Rosenfeld,  F. Annette Scott Florida Trust ("FAS
Trust"),  Richard L. Scott Florida  Trust ("RLS  Trust"),  Scott Family  Florida
Partnership Trust ("Family  Trust"),  Richard L. Scott and Stephen T. Braun wish to form a group for the purpose of (a) voting against and soliciting  proxies or written  consents  against a proposed merger  involving the Company and Analysts
International  Corporation  to be submitted to a vote of the  shareholders  at a special  meeting of  shareholders  scheduled  to be held on August 12, 2005 (the
"Proposed  Merger"),  (b)  calling a special  meeting  of  shareholders  for the purpose of removing up to all of the existing directors serving on the Company's
Board and replacing them with a slate of director nominees to be selected by the undersigned,  and voting in favor of and soliciting  proxies or written consents in favor of such proposals, and (c) taking all other action necessary to achieve the foregoing.

            NOW, IT IS AGREED, this 22nd day of July 2005 by the parties hereto:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended (the "Exchange  Act"),  each of the undersigned
(collectively, the "Group") agrees to the joint filing on behalf of each of them of statements  on Schedule 13D with respect to the  securities of the Company to the extent required under  applicable  securities  laws. Each of the undersigned agrees to the joint filing of any necessary amendments to the Schedule 13D. Each member of the Group shall be responsible  for the accuracy and  completeness  of his/its own  disclosure  therein,  and is not  responsible  for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

            2. So long as this Agreement is in effect,  none of the  undersigned shall be permitted to, directly or indirectly, offer, sell, dispose of, transfer or hypothecate  any securities of the Company  without the prior written consent of each of the undersigned.

            3. So long as this Agreement is in effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan")  of (a) any of their  purchases or sales of securities of the Company or (b) any  securities  of the  Company  over which  they  acquire or dispose of beneficial  ownership.  Notice  shall be given no later than 24 hours after each such transaction.

            4. Each of the undersigned agrees to form The Computer Horizons Full
Value  Committee  (the  "Committee")  for the purpose of (a) voting  against and soliciting  proxies or written consents against the Proposed Merger, (b) calling a special meeting of  shareholders  for the purpose of removing up to all of the existing  directors  serving on the Company's  Board and  replacing  them with a slate of  director  nominees to be selected  by the  undersigned  (the  "Special
Meeting"),  and voting in favor of and soliciting proxies or written consents in favor of such  proposals,  and (c) taking all other action  necessary to achieve the foregoing.

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 25 of 26 Pages
---------------------                                      ---------------------

            5. Crescendo  Partners,  FAS Trust, RLS Trust and Family Trust shall have the right to  pre-approve  all  expenses  incurred in  connection  with the
Group's  activities  and agree to pay directly  all such  expenses on a pro rata basis based on the number of Shares held by such entities on the date hereof. In addition to the other  expenses to be shared by Crescendo  Partners,  FAS Trust,
RLS Trust and Family Trust pursuant to this Section 5, the reasonable legal fees and expenses of each member of the Group shall be considered a Group expense.

            6. Each of the undersigned agrees that any SEC filing, press release or stockholder  communication  proposed to be made or issued by the Committee in connection  with the  Group's  activities  set forth in Section 4 shall be first
approved  by  Eric  Rosenfeld  and  Richard  L.  Scott,   or  their   respective
representatives, which approval shall not be unreasonably withheld.

            7. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing  herein shall  restrict any party's  right to purchase securities  of  the  Company,  as  he/it  deems  appropriate,  in  his/its  sole discretion.

            8. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

            9. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            10. Any party hereto may terminate  his/its  obligations  under this
Agreement  only after the earlier of (a) the first  business day  following  the conclusion  of the Special  Meeting,  or (b)  February  28,  2006,  on 24 hours'
written  notice to all other  parties,  with a copy by fax to Steven  Wolosky at
Olshan, Fax No. (212) 451-2222.

            11. Each party  acknowledges  that  Olshan  shall act as counsel for both the Group and Crescendo Partners.

            12.  Each  of  the  undersigned  parties  hereby  agrees  that  this
Agreement  shall be filed as an exhibit to the  Schedule  13D  pursuant  to Rule
13d-1(k)(1)(iii) under the Exchange Act.

---------------------                                      ---------------------
CUSIP No. 205908106                   13D                   Page 26 of 26 Pages
---------------------                                      ---------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                         CRESCENDO PARTNERS II, L.P., SERIES R

                                         By: Crescendo Investments II, LLC
                                             General Partner

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name:  Eric Rosenfeld
                                         Title: Managing Member

                                         CRESCENDO INVESTMENTS II, LLC

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name:  Eric Rosenfeld
                                         Title: Managing Member

                                         /s/ Eric Rosenfeld
                                         --------------------------------------
                                         ERIC ROSENFELD

                                         F. ANNETTE SCOTT FLORIDA TRUST

                                         By:  /s/ Richard L. Scott
                                              ----------------------------------
                                         Name:  Richard L. Scott
                                         Title: Trustee

                                         RICHARD L. SCOTT FLORIDA TRUST

                                         By: /s/ Stephen T. Braun
                                             -----------------------------------
                                         Name:  Stephen T. Braun
                                         Title: Trustee

                                         SCOTT FAMILY FLORIDA PARTNERSHIP TRUST

                                         By: /s/ Stephen T. Braun
                                             -----------------------------------
                                         Name:  Stephen T. Braun
                                         Title: Trustee

                                         /s/ Richard L. Scott
                                         ---------------------------------------
                                         RICHARD L. SCOTT

                                         /s/ Stephen T. Braun
                                         ---------------------------------------
                                         STEPHEN T. BRAUN